                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)


                              VISIBLE GENETICS INC.
           ______________________________________________________________
                                (Name of Issuer)


                                  COMMON STOCK
           ______________________________________________________________
                         (Title of Class of Securities)


                                    92829S104
           ______________________________________________________________
                                 (CUSIP Number)



         Check the appropriate box to designate the one pursuant to which this
         Schedule is filed:

         [  ]     Rule 13d-1(b)

         [x]      Rule 13d-1(c)

         [  ]     Rule 13d-1(d)



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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  CUSIP NO. 92829S104                    13G               Page 2 of 6 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Luke B. Evnin
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          1,351,937 (1)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.

     OWNED BY             None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                          1,351,937 (1)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      1,351,937 (1)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10.
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11.

      6.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
      IN
------------------------------------------------------------------------------

         *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------------                  ----------------------------
CUSIP NO.  92829S104                      13G       Page 3 of 6 Pages

----------------------------------                  ----------------------------

Item 1(a).        Name of Issuer:

        Visible Genetics Inc.
        ------------------------------------------------------------------------

Item 1(b).        Address of Issuer's Principal Executive Offices:


        700 Bay Street, Suite 1000, Toronto ON, Canada M5G 1Z6
        ------------------------------------------------------------------------

Item 2(a).        Name of Person Filing:

        Luke B. Evnin
        ------------------------------------------------------------------------

Item 2(b).        Address of Principal Business Office or, if none, Residence:


        c/o MPM Capital L.P.
        601 Gateway Blvd., Suite 350
        South San Francisco, CA 94080
        ------------------------------------------------------------------------
Item 2(c).        Citizenship:

        United States
        ------------------------------------------------------------------------

Item 2(d).        Title of Class of Securities:

        Common Stock
        ------------------------------------------------------------------------

Item 2(e).        CUSIP Number:

        92829S104
        ------------------------------------------------------------------------

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CUSIP NO. 92829S104                 13G             Page 4 of 6 Pages

------------------------                            ----------------------------

Item 3. If This Statement Is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

         Not Applicable
         -----------------------------------------------------------------------

Item 4.        Ownership.

         (a)   Amount beneficially owned:

         1,351,937 shares of common stock (1)
         -----------------------------------------------------------------------

         (b)   Percent of class:

         6.3%
         -----------------------------------------------------------------------

         (c)   Number of shares as to which such person has:

               (i)   sole power to vote or to direct the vote:   1,351,937 (1)
                                                                 ---------------
               (ii)  shared power to vote or to direct the vote: None
                                                                 ---------------
               (iii) sole power to dispose or to direct the
                     disposition of:                             1,351,937(1)
                                                                 ---------------
               (iv)  shared power to dispose or to direct the
                     disposition of:                             None
                                                                 ---------------
Item 5.        Ownership of Five Percent or Less of a Class.

         Not Applicable
         -----------------------------------------------------------------------

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

         Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares to which this statement relates. No one person's interest in such shares is more than five percent of the total outstanding stock of the Issuer.
         -----------------------------------------------------------------------

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not Applicable
         -----------------------------------------------------------------------

--------------------------                              ------------------------
CUSIP NO.  92829S104                 13G                Page 5 of 6 Pages

--------------------------                              ------------------------


Item 8.           Identification and Classification of Members of the Group.

           Not Applicable
           ---------------------------------------------------------------------

Item 9.           Notice of Dissolution of Group.

           Not Applicable
           ---------------------------------------------------------------------

Item 10.          Certifications.

           Not Applicable
           ---------------------------------------------------------------------

(1) Includes shares held through interests in MPM Capital II GP LLC, the control person of MPM BioEquities Adviser LLC ("MPM BioEquities Adviser") and entities advised and/or managed by MPM BioEquities Adviser and the general partners of such entities. MPM BioEquities Adviser is the adviser of MPM BioEquities Master Fund L.P., the direct and indirect general partners of which are MPM BioEquities GP L.P. and MPM BioEquities GP LLC. 1,351,937 of the shares are held of record by MPM BioEquities Master Fund L.P. The reporting person disclaims beneficial ownership of shares not directly held by him.

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CUSIP NO.  92829S104                 13G             Page 6 of 6 Pages

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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                                  January 3, 2002
                                      ------------------------------------------
                                                       Date


                                             /s/  Luke B. Evnin
                                      ------------------------------------------
                                                    Signature



                                                  Luke B. Evnin
                                      ------------------------------------------
                                                    Name/Title